UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 18, 2023

BEARD ENERGY TRANSITION ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41098	86-1990354
(State or incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

595 Madison Avenue, 28th Floor New York, NY	10022
(Address of Principal Executive Offices)	(Zip Code)

(713) 446-6259

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one warrant	BRD U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	BRD	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	BRD WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Business Combination Agreement

On May 18, 2023, Beard Energy Transition Acquisition Corp., a Delaware corporation (“Acquiror” or “SPAC”), Suntuity Inc., a Delaware corporation and wholly owned subsidiary of Acquiror (“New PubCo”), Beard Merger Sub I Corp., a Delaware corporation and wholly owned subsidiary of New PubCo (“Merger Sub I”), Beard Merger Sub II LLC, a Delaware limited liability company and wholly owned subsidiary of New PubCo (“Merger Sub II” and together with Acquiror, New PubCo and Merger Sub I, the “Acquiror Group”), Suntuity Renewables LLC, a New Jersey limited liability company (the “Company”), and solely for the purpose of Section 7.17 and Article X thereof, each of Beard Energy Transition Acquisition Sponsor LLC, a Delaware limited liability company (“Sponsor”) and Gregory A. Beard, an individual residing in New York (“Beard”), entered into a business combination agreement (the “Business Combination Agreement”). The Company is a provider of renewable energy solutions. Subject to the satisfaction or waiver of the conditions to closing of the transactions contemplated by the Business Combination Agreement (the “Closing” and such transactions, the “Transactions”) described below, the Transactions will effect a business combination between Acquiror and the Company. The Closing is expected to take place in the fourth quarter of 2023.

The Transactions

First Merger

Merger Sub I will be merged with and into the Acquiror (the “First Merger”), and as a result of the First Merger, Merger Sub I shall cease to exist and Acquiror shall continue as the surviving company (the “First Surviving Company”) and as a wholly owned subsidiary of New PubCo. At the effective time of the First Merger (the “First Merger Effective Time”), (a)    each share of Class A common stock of Acquiror (the “Acquiror Class A Common Stock”) issued and outstanding immediately prior to the First Merger Effective Time shall be cancelled and exchanged for one share of Class A common stock of New PubCo (the “New PubCo Class A Common Stock”), (b) each share of Class V common stock of Acquiror (the “Acquiror Class V Common Stock”) issued and outstanding immediately prior to the First Merger Effective Time shall be cancelled and exchanged for one share of Class V common stock of New PubCo (the “New PubCo Class V Common Stock”), (c) each warrant to purchase Acquiror Class A Common Stock (“Acquiror Warrant”), to the extent then outstanding and unexercised, shall automatically, without any action on the part of the holder thereof, be cancelled and exchanged for one warrant to purchase New PubCo Class A Common Stock (“New PubCo Warrant”) with the same terms and conditions (including exercisability terms) as were applicable to the corresponding former Acquiror Warrant immediately prior to the First Merger Effective Time, except to the extent such terms or conditions are rendered inoperative by the Transactions, and (d) each unit of Acquiror, comprised of one Acquiror Class A Common Stock and one-half of one Acquiror Warrant (“Acquiror Unit”), to the extent then outstanding, shall automatically, without any action on the part of the holder thereof, be cancelled and exchanged for one unit, comprised of one New PubCo Unit and one-half of one New PubCo Warrant (“New PubCo Unit”).

OpCo Unit Contribution

Immediately following the First Merger Effective Time, (a) pursuant to a contribution agreement (the “OpCo Contribution Agreement”), Beard will contribute, assign, transfer, convey and deliver to New PubCo, and New PubCo will accept from Beard, free and clear of all liens (other than restrictions on transfer that may be imposed by federal or state securities laws), one hundred percent (100%) of the Class A units of Beard Energy Transition Acquisition Holdings LLC (“OpCo” and such units, “OpCo Class A Units”) held by him in exchange for an equal number of shares of New PubCo Class A Common Stock, (b) pursuant to the OpCo Unit Contribution Agreement, Sponsor will contribute, assign, transfer, convey and deliver to New PubCo, and New PubCo will accept from Sponsor, free and clear of all liens (other than restrictions on transfer that may be imposed by federal or state securities laws), one hundred percent (100%) of the Class B units of OpCo (“OpCo Class B Units”) held by it (for the avoidance of doubt, after giving effect to any forfeitures pursuant to the Sponsor Agreement (as defined below)) in exchange for an equal number of shares of New PubCo Class A Common Stock and (c) pursuant to the OpCo Unit Contribution Agreement, all outstanding shares of New PubCo Class V Common Stock shall be cancelled for no consideration (collectively, the “OpCo Unit Contribution”).

Suntuity Merger

Immediately following the OpCo Unit Contribution, Merger Sub II will be merged with and into the Company (the “Suntuity Merger”), and as a result of the Suntuity Merger, Merger Sub II shall cease to exist and the Company shall continue as the surviving company (“Suntuity”) and as a wholly owned subsidiary of New PubCo. At the effective time of the Suntuity Merger (the “Suntuity Merger Effective Time”), (a) each issued and outstanding unit representing limited liability company membership interests of the Company (“Company Interest”) will be cancelled and exchanged for (i) a number of shares of New PubCo Class A Common Stock equal to (x) 19,000,000 divided by (y) the sum of the total number of Company Interests, including Company Interests subject to awards representing the contingent right to receive a percentage of the Company Interests (the “Company Restricted Unit Awards”), issued and outstanding immediately prior to the Suntuity Merger Effective Time and (ii) a number of New PubCo Warrants in accordance with the terms of the Sponsor Agreement referred to below, (b) each warrant to purchase Company Interests (“Company Warrant”), to the extent then outstanding and unexercised, will automatically, without any action on the part of the holder thereof, be cancelled and exchanged for a number of shares of New PubCo Class A Common Stock equal to the number of Company Interests subject to such Company Warrant immediately prior to the Suntuity Merger Effective Time and (c) each Company Restricted Unit Award that is outstanding as of immediately prior to the Suntuity Merger Effective Time will cease to represent a Company Restricted Unit Award with respect to the Company Interests and will thereafter constitute an award, on the same terms and conditions (including as to vesting, acceleration and forfeiture) as were applicable to the Company Restricted Unit Award immediately prior to the Suntuity Merger Effective Time, with respect to the number of shares of New PubCo Class A Common Stock equal to (x) 19,000,000 divided by (y) sum of total number of Company Interests, including Company Interests subject to Company Restricted Unit Awards, issued and outstanding immediately prior to the Suntuity Merger Effective Time.

Representations, Warranties and Covenants; Indemnification

The Business Combination Agreement contains customary representations and warranties by the parties thereto, as more particularly set forth in the Business Combination Agreement. The Business Combination Agreement also contains customary pre-Closing covenants of the parties requiring that, among other things, (i) the Acquiror Group and the Company will conduct their respective businesses in the ordinary course through the consummation of the Transactions and refrain from taking certain specified actions, subject to certain exceptions, without the prior written consent of certain counterparties to the Business Combination Agreement, (ii) the parties will use their reasonable best efforts to cause the shares of New PubCo Class A Common Stock to be issued in connection with the Transactions to be approved for listing on the New York Stock Exchange (“NYSE”) or such other securities exchange agreed to by the Company and Acquiror, (iii) the Company will not solicit or negotiate with third parties regarding alternative transactions and will comply with certain related restrictions and cease discussions regarding alternative transactions and (iv) New PubCo will prepare and file with the Securities and Exchange Commission (the “SEC”)) a registration statement on Form S-4 (the “Registration Statement”) for the purpose of registering under the Securities Act of 1933, as amended (the “Securities Act”) the shares of New PubCo Class A Common Stock to be issued in connection with the Transactions. In addition, the Acquiror shall prepare and file a proxy statement for the purpose of soliciting proxies from Acquiror’s stockholders to vote in favor of adoption and approval of the Required Acquiror Proposals (as defined below) and certain other matters at a meeting of Acquiror’s stockholders (the “Acquiror Stockholders’ Meeting”).

The Business Combination Agreement does not provide for indemnification with respect to any of the representations and warranties of the parties thereto.

Conditions to the Parties’ Obligations to Consummate the Business Combination

Mutual

Under the Business Combination Agreement, the obligations of the parties to consummate the Transactions are subject to a number of conditions to Closing, including the following: (i) the requisite approval by Acquiror’s stockholders shall have been obtained; (ii) the delivery of a written consent (the “Written Consent”) executed by the holder of a majority of the Company Interests that is sufficient to approve and adopt the Business Combination Agreement and the Transactions (the “Requisite Company Member”); (iii) the absence of specified adverse laws, injunctions or orders; (iv) all required filings under the Hart Scott Rodino Antitrust Improvement Act of 1976 shall have been completed and any applicable waiting period applicable to the Transactions shall have expired or been terminated; (v) the Registration Statement shall have been declared effective by the SEC under the Securities Act; (vi) the New PubCo Class A Common Stock shall not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (vii) each of Beard and Sponsor has executed and delivered the OpCo Unit Contribution Agreement in accordance with the terms of the Business Combination Agreement, which execution and delivery shall be contingent on the consummation of First Merger Effective Time and (viii) the shares of New PubCo Class A Common Stock issuable in connection with the Transactions shall have been approved for listing on the NYSE, or another securities exchange mutually agreed to by the parties, as of the Closing, subject only to official notice of issuance.

Acquiror Group

The obligations of the Acquiror Group, Beard and Sponsor to consummate the Transactions are subject to the satisfaction or waiver (where permissible) by Acquiror of the following additional conditions: (i) the accuracy of representations and warranties of the Company as determined in accordance with the Business Combination Agreement; (ii) the compliance in all material respects by the Company with its covenants under the Business Combination Agreement; (iii) the delivery by the Company of the documents and certificates required to be delivered by it at the Closing; and (iv) no Company Material Adverse Effect (as defined in the Business Combination Agreement) has occurred.

Company

The obligations of the Company to consummate the Transactions are subject to the satisfaction or waiver (where permissible) by the Company of the following additional conditions: (i) the accuracy of the representations and warranties of the Acquiror Group as determined in accordance with the Business Combination Agreement; (ii) the compliance in all material respects by each of the Acquiror Group with their respective covenants under the Business Combination Agreement; (iii) the delivery by the Acquiror Group of the documents and certificates required to be delivered by such parties at the Closing; (iv) no Acquiror Group Material Adverse Effect (as defined in the Business Combination Agreement) has occurred; (v) all of the directors, unless otherwise provided herein, and all of the officers of the Acquiror shall have resigned or otherwise been removed as a director or officer, as applicable, as of or prior to the Closing and (vi) New PubCo shall have delivered, or caused to be delivered, to the Company counterpart signatures to the Registration Rights Agreement (as defined below) executed by New PubCo.

Termination Rights

The Business Combination Agreement may be terminated at any time prior to the First Merger Effective Time by mutual written consent of Acquiror and the Company and in certain other limited circumstances, including if the First Merger has not been consummated by March 31, 2024.

Either Acquiror or Company may also terminate the Business Combination Agreement if the requisite approval and adoption by Acquiror’s stockholders of (i) the Business Combination Agreement and the Transactions; and (ii) any other proposals Acquiror deems necessary to effectuate the Transactions (collectively, the “Required Acquiror Proposals”) are not obtained at the Acquiror Stockholders’ Meeting. Additionally, Acquiror may terminate the Business Combination Agreement if the Company does not deliver to Acquiror within two business days of the Registration Statement becoming effective, the Written Consent from the Requisite Company Member, or if the Required Financial Statements (as defined in the Business Combination Agreement) have not been delivered to Acquiror by the Company on or before August 20, 2023. In addition, the Company can terminate the Business Combination Agreement if Acquiror’s board of directors withdraws its recommendation that Acquiror stockholders vote in favor of the Required Acquiror Proposals.

Effect of Termination

If the Business Combination Agreement is terminated, the agreement will become void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except as set forth in the Business Combination Agreement or in the case of termination subsequent to a willful and intentional material breach of the Business Combination Agreement by a party thereto.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement and the Transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K. The Business Combination Agreement is included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about the Company or the Acquiror Group. In particular, the assertions embodied in representations and warranties by the Company and the Acquiror Group contained in the Business Combination Agreement are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement, including being qualified by confidential information in the disclosure schedules provided by the parties in connection with the execution of the Business Combination Agreement, and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to security holders. The confidential disclosures contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about the Company or the Acquiror Group. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in New PubCo’s and Acquiror’s public disclosures.

Company Support Agreement

In connection with the entry into the Business Combination Agreement, Acquiror and the Requisite Company Member, entered into a support agreement (the “Company Support Agreement”), pursuant to which, among other things, the Requisite Company Member agreed to execute and deliver a written consent approving the Business Combination Agreement and the Transactions (the “Written Consent”) within two business days after the effectiveness of the Registration Statement and to vote in favor of the approval and adoption of the Business Combination Agreement and the Transactions.

The foregoing description of the Company Support Agreement is qualified in its entirety by reference to the full text of the Company Support Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Sponsor Agreement

In connection with the entry into the Business Combination Agreement, Acquiror, Sponsor, OpCo, Beard, the Company and New PubCo entered into a Sponsor Agreement (the “Sponsor Agreement”), pursuant to which, among other things, the Sponsor agreed to (a) engage in certain transactions, including forfeitures, with respect to the OpCo Class B Units and Acquiror Class V Common Stock held by Sponsor or its permitted transferee immediately before the First Merger Effective Time as further described in the Sponsor Agreement, and (b) engage in certain transactions, including forfeitures, with respect to the Acquiror Warrants held by Sponsor or its permitted transferee immediately before the First Merger Effective Time as further described in the Sponsor Agreement, and the Sponsor and Beard agreed to (x) vote to adopt and approve the Business Combination Agreement and the Transactions, and (y) waive certain anti-dilution adjustments.

The foregoing description of the Sponsor Agreement is qualified in its entirety by reference to the full text of the Sponsor Agreement, a copy of which is filed as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Lock-Up Agreements

In connection with the entry into the Business Combination Agreement, Acquiror, New PubCo and the current members of the Company and certain of their affiliates (the “Lock-Up Parties”) entered into a Lock-Up Agreement (each, a “Lock-Up Agreement” and collectively, the “Lock-Up Agreements”), pursuant to which, among other things, the Lock-Up Parties agreed not to transfer their New PubCo Class A Common Stock received in connection with the Transactions until the earlier of (i) one year after the Closing, and (ii) subsequent to the Closing, if (A) the last reported sale price of the New PubCo Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the consummation of the Closing or (B) New PubCo consummates a subsequent liquidation, merger, stock exchange or other similar transaction that results in all of New PubCo’s stockholders having the right to exchange their shares of New PubCo Class A Common Stock for cash, securities or other property.

The foregoing description of the Lock-Up Agreements is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is filed as Exhibit 10.3 to this Current Report on Form 8-K, and incorporated herein by reference.

Financing Sources

On May 18, 2023, following the execution of the Business Combination Agreement, the Company entered into the First Lien Secured Bridge Note with certain lenders, including certain affiliates of the Sponsor (the “Lenders”), and the other parties thereto (the “Bridge Note”), pursuant to which the Company received $15 million in secured debt financing.. In connection with entry into the Bridge Note, the Lenders received Company Warrants to purchase an aggregate number of Company Interests equal to 4.5% of the number of fully diluted outstanding shares New PubCo Class A Common Stock after the Closing (excluding shares issued pursuant to subsequent financings, shares of New PubCo Class A Common Stock underlying the New PubCo Warrants and shares of New PubCo Class A Common Stock held by former public stockholders of Acquiror that do not exercise their redemption rights) at a purchase price of $0.01 per Company Interest. As described above, in connection with the Suntuity Merger, these Company Warrants will automatically, without any action on the part of the holder thereof, be cancelled and exchanged for a number of shares of New PubCo Class A Common Stock equal to the number of Company Interests subject to such Company Warrants immediately prior to the Suntuity Merger Effective Time.

Item 3.01	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

The Acquiror Class A Common Stock and the Acquiror Warrants are currently listed for trading on NYSE under the symbols “BRD” and “BRD.WS,” respectively. In addition, the Acquiror Units are also listed for trading on NYSE under the symbol “BRD.U.” As a result of the Transactions, (i) each share of Acquiror Class A Common Stock will be exchanged for a share of New PubCo Class A Common Stock, (ii) the Acquiror Warrants will be exchanged for New PubCo Warrants and (iii) the Acquiror Units will be exchanged for New PubCo Units. In connection with the Closing, (i) all of the Acquiror Class A Common Stock and Acquiror Warrants will be delisted from NYSE and will cease to be publicly traded, (ii) the Acquiror Units will be exchanged for New PubCo Units and the New PubCo Units will automatically separate into the component securities and (iii) New PubCo expects to list the New PubCo Class A Common Stock and New PubCo Warrants for trading on NYSE or such other securities exchange as the parties agree under the symbols “STY” and “STY.WS,” respectively.

Item 8.01.	Other Events.

On May 18, 2023, Citigroup Global Markets Inc. (“Citi”), the underwriter for Acquiror’s initial public offering (the “Acquiror IPO”), delivered a letter to Acquiror (the “Fee Waiver Letter”), wherein Citi expressly waived all deferred underwriting discounts and commissions owed to them upon consummation of the Transactions pursuant to the underwriting agreement entered into in connection with the Acquiror IPO. Accordingly, Acquiror does not owe Citi deferred underwriting discounts and commissions aggregating approximately $8.05 million in connection with the Transactions.

Forward-Looking Statements

This document includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-

looking. Forward-looking statements may include, for example, statements about the Company’s or SPAC’s ability to effectuate the proposed business combination discussed in this document; the benefits of the proposed business combination; the future financial performance of New PubCo, which will be the go-forward public company following the completion of the business combination, following the Transactions; changes in the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. These forward-looking statements are based on information available as of the date of this document, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing New PubCo’s, the Company’s or SPAC’s views as of any subsequent date, and none of New PubCo the Company or SPAC undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Neither New PubCo nor SPAC gives any assurance that either New PubCo or SPAC will achieve its expectations. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, New PubCo’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the proposed business combination by SPAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the proposed business combination; (iii) the outcome of any legal, regulatory or governmental proceedings that may be instituted against New PubCo, SPAC, the Company or any investigation or inquiry following announcement of the proposed business combination, including in connection with the proposed business combination; (iv) the inability to complete the proposed business combination due to the failure to obtain approval of SPAC’s stockholders; (v) the Company’s and New PubCo’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the proposed business combination; (vi) the ability of the parties to obtain the listing of New PubCo’s common stock and warrants on a national exchange upon the closing of the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations of the Company; (viii) the ability to recognize the anticipated benefits of the proposed business combination; (ix) unexpected costs related to the proposed business combination; (x) the amount of redemptions by SPAC’s public stockholders being greater than expected; (xi) the management and board composition of New PubCo following completion of the proposed business combination; (xii) limited liquidity and trading of New PubCo’s securities; (xiii) geopolitical risk and changes in applicable laws or regulations; (xiv) the possibility that the Company or SPAC may be adversely affected by other economic, business, and/or competitive factors; (xv) operational risks; (xvi) the possibility that natural disasters, raw material, component and labor shortages, global and regional shipping and logistics constraints, work stoppages, epidemics or pandemics, or the physical effects of climate change disrupt the Company’s business; (xvii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on the Company’s resources; (xix) the risks that the consummation of the proposed business combination is substantially delayed or does not occur; and (xx) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in SPAC’s other filings with the Securities and Exchange Commission (“SEC”).

No Offer or Solicitation

This communication is related to the proposed business combination between SPAC, the Company and New PubCo and shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act, as amended. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and does not constitute an offer, or a solicitation of an offer, to sell or buy any securities of SPAC, New PubCo or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed business combination, New PubCo, which will be the going-forward public company, will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary prospectus of New PubCo and a preliminary proxy statement of the SPAC. Information in the preliminary proxy statement/prospectus will not be complete and may be changed. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the proposed business combination and the other matters to be voted upon at SPAC’s stockholder meeting. After the registration statement is declared effective, SPAC will mail the definitive proxy statement/prospectus relating to the proposed business combination to SPAC’s stockholders as of a record date to be established for voting on the proposed business combination. This document does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Stockholders of SPAC and other interested persons are advised to read, when available, the definitive proxy statement/prospectus as well as other documents filed or to be filed with the SEC because these documents will contain important information about SPAC, New PubCo, the Company and the proposed business combination. Once available, investors and security holders may also obtain a copy of the Registration Statement, including the preliminary or definitive proxy statement/prospectus, and other documents filed with the SEC by SPAC or New PubCo without charge at the SEC’s website (www.sec.gov).

Participants in the Solicitation

SPAC, New PubCo and the Company and their respective directors and executive officers may be deemed participants in the solicitation of proxies of SPAC’s stockholders with respect to the proposed business combination . Information about the directors and executive officers of SPAC and their ownership is set forth in SPAC’s filings with the SEC, including its Annual Report on Form 10-K filed with the SEC on March 13, 2023, and its other filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the SPAC stockholders in connection with the proposed business combination will be set forth in the Registration Statement containing the preliminary proxy statement/prospectus, when available. Stockholders, potential investors and other interested persons should read the Registration Statement and the definitive proxy statement/prospectus when it becomes available carefully before making any voting or investment decisions. These documents are available free of charge at the SEC’s website at www.sec.gov.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

2.1*	Business Combination Agreement, dated as of May 18, 2023, by and among Beard Energy Transition Acquisition Corp, Suntuity Inc., Beard Merger Sub I Corp., Beard Merger Sub II LLC, Suntuity Renewables, LLC and, for limited purposes, Beard Energy Transition Acquisition Sponsor LLC and Gregory A. Beard.

10.1	Support Agreement, dated as of May 18, 2023, by and among Beard Energy Transition Acquisition Corp. and TJFT STY Holdings, LLC.

10.2	Sponsor Agreement, dated as of May 18, 2023, by and among Beard Energy Transition Acquisition Sponsor LLC, Beard Energy Transition Acquisition Corp., Beard Energy Transition Acquisition Holdings LLC, Suntuity Inc., Suntuity Renewables LLC and Gregory A Beard.

10.3	Form of Lock-Up Agreement.

104	Cover Page Interactive Data file (embedded within the inline XBRL document).

*	Certain information has been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of the omitted information will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: May 19, 2023

BEARD ENERGY TRANSITION ACQUISITION CORP.

By:	/s/ Sarah James
Name:	Sarah James
Title:	Chief Financial Officer and Chief Accounting Officer